GILFORD SECURITIES INCORPORATED

MEMBER NASD/SIPC/MSRB

August 2, 2005

Securities and Exchange Commission

Judiciary Plaza

100 F Street N.E.

Washington, D.C. 20549

Attention: Song Brandon

Re:

JMG Exploration, Inc.

File Number 333-120082

Dear Ms. Brandon:

On behalf of Gilford Securities Incorporated, the managing underwriter in the above-referenced offering (the "Offerinq"), we hereby join JMG Exploration, Inc. (the "Company") in requesting acceleration of the effective date of the Offering to Wednesday, August 3, 2005 at 4:00 p.m. (Eastern Time), or as soon as practicable thereafter.

In connection with this request, we hereby provide you with the following information pursuant to Rule 460 as promulgated under the Securities Act of 1933, as amended, with respect to the distribution to date of the Company's preliminary prospectus dated June 17, 2005.

To Whom Distributed	Number of Copies
Brokers/Dealers	500
Institutional Investors	100
Retail Investors	2,500

This will further confirm that the undersigned has and will continue to comply with Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended, with regard to the preliminary prospectus.

Sincerely,

/s/ Robert A. Maley

Senior Vice President

777 THIRD AVENUE 8 NEW YORK, NEW YORK 10017

8935\5\928190.1 212888886400 800-GILFORD FAX 212-826-9738

www.GilfordSecurities.com